

Worldwide PR News PLC

CONSULTING CONTRACT

THIS CONTRACT (the "Contract") is made on this 10th day of June, 2013

BETWEEN

Worldwide PR News PLC, 60 Madison Avenue, Suite 1212 New York, NY, 10010

(Hereinafter referred to as "WPN");

AND

Canyon Gold Corp, (CUSIP: 138857 107) a US listed public company trading under the symbol of "CGCC" on the OTCBB Exchange and located at 7810 Marchwood Place
Vancouver, BC, V5S 4A6

(Hereinafter referred to as "CGCC");

CGCC and WPN shall jointly be referred to as "Parties", and severally as "the Party".

PREAMBLE:

A.   WHEREAS Canyon Gold Corp is a junior gold exploration company, engaged in the exploration and development of mineral properties in the United States. It primarily explores for gold, silver, or other precious mineral resources. The company holds interests in the North East Corner of Nevada in the Spruce Hills – Long Canyon Trend area of Elko County, Nevada.

B.   WHEREAS WPN and its European subsidiary, Worldwide PR News PLC, are primarily involved in Consulting Public Corporations in general and Operational Consulting globally in particular and also focuses on broadening and increasing corporate investor bases and market recognition throughout the US and globally through increased media and market coverage.

In order to broaden and increase CGCC's investor base and market recognition throughout the United States, Europe and other regions of the world through increased media and market coverage, WPN will provide the following services to CGCC ;

Worldwide PR News LLC

Initials _____ (Company)
Initials _____ (Consultant)



Worldwide PR News PLC

Primary function of our North American Agency under this Agreement:

1. The principal function of the agency is to assist and consult CGCC to identify the communities that specialize in gold and commodity investment, in the United States, Europe and other international markets in order to present the CGCC story. WPN will also locate analysts, brokers, dealers and market makers who are involved in gold and commodity investment in Europe and internationally.

2. To assist in the creation and distribution of press releases and other forms of communication to the media and investors and will maintain contact with journalists, broadcasters and technology writers.

3. Counsel with CGCC management on questions posed by investors and the media.

4. Build relationships with individual investor media, investment bankers, analysts, and brokers with a view to reaching new/first time investors.

5. To assist and consult CGCC in organizing of road shows to present the company to potential investors and the media.

Primary function of our European Agency under this Agreement:

1. Contents of – Full program

   a) PORTAL NETWORK; to assist and consult in the detailed presentation of the CGCC's corporate image in up to 9 languages. The presentations include (if provided by the issuer): management photos and resumes, corporate board and company profile, corporate news and press releases, financial calendar, core figures, analyst recommendations, fact presentations and contact form.

   b) Corporate news Service: Distribute CGCC's company news. Worldwide PR News distributes the news as provided by the issuers regarding company information to various news agencies throughout Europe, Asia and North America. News can be disseminated in up to 9 languages. The client is to provide the news in English. Our legal department will review the news releases for compliance issues. The translation (up to 6,000 characters per news) of the Corporate News is included in the package. The package includes two (2) news releases per week for the duration of the contract.

   c) Profile Management: We will create and assist you in managing a profile for the Company.

Worldwide PR News LLC

Initials _____ (Company)
Initials _____ (Consultant)



Worldwide PR News PLC

d) Training: We provide the training and education needed to help in creating the company's corporate profile.

e) Content Development/Copywriting: A winning content strategy is extremely beneficial. Our copywriters produce professional, unique content that maintains a clear message across all endeavours.

f) Reporting/KPIs: At Worldwide, we believe in being completely transparent about our processes. As an integral part of our process, we provide a detailed account of your website's key performance indicators so you can easily see how social media optimization is affecting your business.

g) Website optimization Services and Content Development/Copywriting: A winning content strategy is extremely important to success. Good copywriting will not only help to increase your corporate image, but aids in converting your visitors to actual investors.

2. Fees/Payment Date

a) The client agrees to pay Worldwide PR News, LLC a total of One Hundred Fifty Thousand Dollars ($150,000) for a 6 month consulting program.

b) Fees do not include costs for requested travel, printed materials, mail costs, advertising materials, sample shipment etc. Any additional costs incurred at the request of the client will be invoiced out as the actual cost plus a 17% agency fee. Invoices for such charges will be attached to our invoice.

c) The initial retainer is fifteen thousand dollars ($15,000) due and payable within 72 hours of signing of the contract with monthly payments as follows:

   i. $10,000 on or before June 30, 2013

   ii. $25,000 on the 15th of each following month for a total of five (5) monthly payments.

d) If the contract is not terminated by one of the parties, the contract will be automatically renewed at the end of each six (6) month period.

Initials LHB (Company)

Initials [illegible] (Consultant)



Worldwide PR News PLC

3. Duration/Termination of Contract Option

   a) This contract is valid for a 6 month time period from the date of signing by both parties with the option to renew at the end of each period. The client does have the option to enter into a yearly contract.

   b) Insofar as neither of the contractual parties terminates the contract, it automatically remains in effect for an additional 6 months. If a 12 month contract is entered into, it will automatically remain in effect for an additional 12 months with the same discount. Termination of the contract must be made in writing at least 30 days in advance.

4. Miscellaneous

   a) Canyon Gold Corp. with its executive offices located in British Columbia required to file with the British Columbia Securities Commission (BCSC).

   a) Canyon Gold Corp. is at present doing all such acts as are necessary to complete its filings as required by the BC Securities Commission. Until cleared and approved by the BCSC, CGCC will target all actions to take place outside of the Province of British Columbia and shall be directed to people, entities, institutions and others outside of the Province of British Columbia only'.

Agreed and Accepted on this ___10th___ day of __June____ 2013

Worldwide PR News LLC   Canyon Gold Corp

_____   _____
Gabriel Luca, CEO   Delbert G. Blewett, Pres. & CEO